September 27, 2007
Via EDGAR and Hand Delivery
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	Mr. Geoffrey Kruczek Ms. Peggy Fisher

Re:	Nanosphere, Inc. Registration Statement on Form S-1 (File No. 333-145356) Amendment No. 1
Dear Mr. Kruczek and Ms. Fisher:
          Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of our client, Nanosphere, Inc. (the “Company”), is Amendment No. 1 (“Amendment No. 1”) amending the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on August 13, 2007 (the “Initial Registration Statement”). Amendment No. 1 is marked to show changes from the Initial Registration Statement. The Initial Registration Statement, as amended by Amendment No. 1 and all future amendments, is referred to herein as the “Registration Statement.”
          Amendment No. 1 is also being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated September 6, 2007 with respect to the Initial Registration Statement. The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of this response letter correspond to the page numbers of Amendment No. 1.
Staff Comments and Company Responses
Prospectus Cover Page
1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document. Also, note that we may have additional comments after you file this information.
          The Company confirms that any preliminary prospectus circulated to prospective investors will include all non-Rule 430A information, including the price range of the proposed initial public offering of the Company’s common stock (the “IPO”) and related information based on a bona fide estimate of the public offering price within that range, as well as other information that was omitted from the Initial Registration Statement.

Artwork
2.	We note that you have disclosed a picture of your Verigene System. Please expand your disclosure to state that the products depicted have not yet received all necessary domestic or international regulatory approvals for sale.
          The Company respectfully advises the Staff that on September 17, 2007, the Verigene System and the warfarin metabolism nucleic acid test received 510(k) clearance from the United States Food and Drug Administration (the “FDA”). As a result, the Company received the necessary domestic approval to market the Verigene System, as depicted on the art work of Amendment No. 1, in the United States.
Summary, page 1
Our Company, page 1
3.	We note that you make numerous claims regarding the expected efficacy of the Verigene System and its diagnostic tests, including that it “achieves ultra-sensitive protein detection at limits beyond current diagnostic technologies.” It is our understanding that until the FDA has reached conclusions on the efficacy of your product candidates, FDA regulations prohibit such promotional statements. Please remove from your prospectus statements that are inconsistent with the FDA regulations.
          The Company respectfully advises the Staff that on September 17, 2007, the Verigene System and the warfarin metabolism nucleic acid test received 510(k) clearance from the FDA. By receiving FDA clearance for the Company’s product and initial test, the Company respectfully submits that its statements regarding the efficacy of the Verigene System are not inconsistent with the FDA regulations as noted by the Staff.
4.	Clarify that you have had minimal product sales to date, particularly given your disclosure in the next paragraph regarding the multi-billion dollar market.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to page 1 and page 39 of Amendment No. 1.
5.	Clarify the state of development and the status of domestic regulatory approval for all diagnostic tests referenced in your summary, including tests for cystic fibrosis, cancer and cardiovascular diseases. Also explain whether you intend to market your products internationally and the status of any applicable international regulatory approvals.
          The Company respectfully advises the Staff that the only test referenced in the summary that is currently under review by the FDA is the hyper-coagulation assay for the detection of genetic mutations associated with an increased risk for the development of blood clots. The Company further advises the Staff that although the Company has commenced the process of obtaining CE Mark approval in the European Union, the Company’s primary market is currently in the United States. The Company has revised the disclosure to address the Staff’s comment. Please refer to page 1 and page 51 of Amendment No. 1.

Our Market Opportunity, page 1
6.	Please provide us with the industry reports cited throughout the prospectus, clearly marked to support references made in your prospectus. For example, you cite to the Boston Biomedical Consultants on page 1. Also, please tell us whether the studies you cite were financed by you or prepared for you or at your direction or for the registration statement and whether the studies are publicly available. Also provide us with support for other market data appearing throughout your prospectus.
          In response to the Staff’s request, attached to this letter as Exhibits 1 — 14 are copies of the industry reports included in Amendment No. 1. The Company has included, as Appendix 1 to this letter, a table indicating the relevant pages of Amendment No. 1 on which such data has been used and marked to support references in Amendment 1.
          The Company respectfully advises the Staff that all of the industry reports cited in Amendment No. 1 are publicly available other than the memorandum from Boston Biomedical Consultants, Inc., (“Boston Biomedical”) which is referenced on page 1 and page 40 of Amendment No. 1 and the data from IMS Health Incorporated which is referenced on page 45 of Amendment No. 1. The Company has received the consent of Boston Biomedical and IMS Health Incorporated to use market estimates in public documentation related to the Registration Statement. None of the industry reports included in Amendment No. 1 was commissioned by the Company. The Company further respectfully advises the Staff that none of the industry reports included in Amendment No. 1 was prepared for use in the Registration Statement.
Risk Factors
We and our customers are subject to various governmental regulations . . ., page 9
7.	It appears that the disclosure accompanying this risk factor addresses two different risks to your business, one from ongoing federal regulation and another from failing to receive FDA approval of your products. In light of your disclosure on page 28 that your ability to generate future revenues depends on your ability to obtain FDA approval for your Verigene System and initial menu of diagnostic tests, please discuss separately the risks to your business from delays in obtaining or failing to obtain FDA clearance of such products.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to pages 9-10 of Amendment No. 1.
Use of Proceeds, page 23
8.	Please clarify what developments you intend to make to your product manufacturing infrastructure with the proceeds of this offering. For example, briefly describe whether these developments involve purchasing or upgrading equipment or hiring additional personnel.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to page 23 of Amendment No. 1.
Capitalization, page 24
9.	Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

          The Company has revised the disclosure to separate the Company’s disclosure of cash and cash equivalents from the presentation of capitalization and has inserted additional language to clarify that the cash and cash equivalents line item is not part of the Company’s presentation of capitalization. Please refer to page 24 of Amendment No. 1.
Dilution, page 25
10.	Please expand the disclosure following your first table to describe and quantify how dilution per share to new stockholders, book value per share after this offering, and increase in book value per share attributable to new investors would change assuming the underwriters exercise their over-allotment option in full.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to pages 25-26 of Amendment No. 1.
11.	With a view toward clarified disclosure in the prospectus, please disclose how the numbers, amounts and percentages in the second table on page 25 would change, assuming all outstanding options are exercised.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to page 26 of Amendment No. 1.
Management’s Discussion and Analysis . . ., page 27
Fiscal 2006 Compared to 2005, page 30
12.	Please explain why cost of product sales decreased from fiscal year 2005 to fiscal year 2006.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to page 31 of Amendment No. 1.
13.	We note that your discussion of the significant changes in research and development expenses and sales, general and administrative expenses is limited and does not quantify the specific reasons for material changes in line items on the financial statements. Please revise to present and quantify each significant factor that contributed to the changes, including offsetting factors. Please also apply this comment to your discussion of the three months ended March 31, 2007.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to page 30 and page 31 of Amendment No. 1.
Liquidity and Capital Resources, page 31
14.	We note that you are in the development stage and have had minimal revenues over the past three years. Please expand your disclosure to provide a more detailed discussion of the Company’s strategic plan of operations which will include the specific time frame and funding needs for each phase of the development of operating activities. We note, for example, that certain certifications and applications for regulatory clearance have been submitted.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to pages 33-34 of Amendment No. 1.

Contractual Obligations, page 34
15.	We note the caption “purchase obligations” in your table of contractual obligations. Please revise to include the amounts or otherwise omit the caption.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to page 36 of Amendment No. 1.
Business, page 37
Overview
16.	Discuss your product sales to date, including the countries where sales took place.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to page 39 of Amendment No. 1.
Strategy, page 40
17.	Please provide us with support for your disclosure here and on pages 27 and 37 that “there is a large and growing demand for molecular diagnostic testing” in hospital laboratories.
          In response to the Staff’s request, the Company has included data provided by Boston Biomedical that supports the statement that “there is a large and growing demand for molecular diagnostic testing” in the attached Exhibit 1 referenced in SEC Comment 6 above. The Boston Biomedical data quantifies and summarizes the 2006 worldwide market as $34 billion for in vitro diagnostics testing, which includes molecular diagnostics. Molecular diagnostics has been commonly referred to as “nucleic acid testing”, although molecular diagnostics may also include proteomic testing as technology advances. Specifically, nucleic acid testing accounted for approximately $2.3 billion of the worldwide in vitro diagnostics market in 2006. Boston Biomedical also determined that the growth rate worldwide for nucleic acid testing was approximately 11% from 2005 to 2006.
18.	We note your disclosure on pages 4 and 41 that use of FDA-cleared products “do not subject the laboratory to extensive additional regulatory requirements and risks.” Please tell us how this disclosure is consistent with your risk factor disclosure on page 9, which describes governmental regulations to which you and your customers are subject. Additionally, please clarify your disclosure on pages 4 and 41 that “there is a strong demand for FDA cleared tests because they are less complex to use . . .” It is not apparent why such tests are necessarily less complicated than tests not cleared by the FDA.
          The Company respectfully advises the Staff that FDA cleared tests, such as the Company’s warfarin metabolism assay, require less skilled laboratory technician time and do not subject the laboratory performing the test to additional regulatory requirements imposed on laboratories and that develop in-house or “home-brew” tests. For example, the Clinical Laboratory Improvement Amendments of 1988 which provide regulation for laboratory testing impose higher quality standards on laboratories performing “home-brew” tests. The Company has revised the disclosure to address the Staff’s comment. Please refer to page 4 and page 43 of Amendment No. 1.

Our Products, page 41
19.	Given your disclosure on page 9 that the Verigene System does not process a sufficiently broad menu of tests for some hospitals and laboratories to adopt it, please describe in more detail the degree to which design has progressed on the protein and genomic assays in development. We note, for example, that your diagnostic test for cardiac troponin is undergoing clinical studies. Describe whether your other diagnostic tests are also undergoing similar studies and, if not, when you anticipate commencing such studies.
          The Company respectfully advises the Staff that we have revised the disclosure to clarify that the Company anticipates that each of the products listed in “Business — Our Products” will be submitted to the FDA for 510(k) clearance during the next 36 months and at least two such tests will be submitted during the next 12 months. The Company is unable to reliably predict the completion date of any assay in development, however, based on the progress of all of the assays currently in development, the Company believes at least two will be submitted to the FDA during the next 12 months.
          The Company further advises the Staff that the “clinical studies” referred to in the cardiac troponin I description related to separate research and development of additional attributes related to the cardiac troponin I assay that the Company believes may form the basis for the future development of separate assays. The Company advises the Staff that the Company is currently in the process of performing internal clinical studies on all of its assays listed in development.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to page 44 and page 46 of Amendment No. 1.
Our Technology, page 45
20.	Please explain clearly the significance of “sharp melt transition curves” and how such curves demonstrate the superior specificity and accuracy of your technology. Also explain whether you or a third-party conducted the tests that yielded the results depicted in the graph on page 46.
          The Company advises the Staff that the tests that yielded the sharp melt transition curves were conducted by Chad A. Mirkin, Ph.D., a professor at Northwestern University. Dr. Mirkin is a member of the Board of Directors of the Company. The Company has revised the disclosure to address the Staff’s comment by clarifying the significance of the melt curve and eliminating the graph to avoid any potential confusion. Please refer to page 48 of Amendment No. 1.
Manufacturing, page 48
21.	We note your disclosure on page F-7 that you have requested FDA certification of your manufacturing facilities and processes. Please reconcile this statement with your disclosure here that you have built and validated a quality system that complies with FDA regulations.
          The Company respectfully advises the staff that FDA certification of the manufacturing facilities and processes is not required and the Company has not requested such certification. Nevertheless, because the Company received FDA clearance on September 17, 2007 for marketing the Verigene System and the warfarin metabolism nucleic acid test, FDA regulations require the Company to register with it as an owner and operator of an establishment that manufactures a device intended for human use, which includes in vitro diagnostics products, within 30 days of the shipment of the first commercial sale of the Company’s product. The Company intends to comply with this FDA requirement.
          The Quality System Requirement regulations of the FDA relate to the manufacturing, development of design controls, packaging, labeling, document control, purchasing controls, storage, installation, servicing, record-keeping, and quality assurance and regulatory affairs, including a complaint system and a corrective action and preventative action system, of all finished devices intended for human use. The Company believes that it has built and validated a system complies with the Quality System Requirement.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to page 50 and page F-7 of Amendment No. 1.
Marketing, page 49
22.	We note your disclosure that you have commenced the process of obtaining required regulatory approvals in selected international markets. Please identify the products that are the subject of these requests and the international markets in which you have requested regulatory approval.
          The Company respectfully advises the Staff that on September 17, 2007, the FDA cleared for marketing the Verigene System and the warfarin metabolism nucleic acid test. As a result, the Company received the necessary domestic approval to market the Verigene System in the United States. The Company respectfully submits to the Staff that it has commenced the process of obtaining CE Mark approval of the Verigene System in the European Union. The Company further advises the staff that it is not currently seeking international regulatory approval for the Verigene System in any other markets, but rather has started determining the steps of the regulatory approval process in other international markets. The Company has revised the disclosure to address the Staff’s comment. Please refer to page 51 and page 55 of Amendment No. 1.
Competition, page 49
23.	Please expand your disclosure to identify your current competitive position in the industry and the primary methods of competition. For example, describe whether competition is based primarily on product cost, quality and acceptance by healthcare providers and third-party payors. Also describe any known negative factors that pertain to your competitive position and compare your competitors’ financial resources and experience in marketing and manufacturing product, to your own.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to pages 51-52 of Amendment No. 1.
Government Regulation, page 49
24.	Given that you intend to sell or lease your products to hospital-based laboratories, please expand your disclosure to discuss governmental regulation of third-party payors, including Medicare and Medicaid, as well as private payors, which may follow the policies of these public programs. Although you may not receive payment directly from such payors, it appears that your business may be indirectly impacted by hospitals’ ability to obtain coverage and reimbursement for tests performed using your products. Also briefly discuss applicable foreign regulation of healthcare reimbursement programs.

          The Company has revised the disclosure to address the Staff’s comment. Please refer to pages 10-11 and page 55 of Amendment No. 1.
25.	Expand your disclosure to describe applicable healthcare fraud and abuse and health information privacy laws and how your business may be affected by such laws, if material.
          The Company respectfully advises the Staff that the Company has considered applicable healthcare fraud and abuse laws, including “anti-kickback” statutes and health information privacy laws including the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and the Company has determined that it does not expect these laws to materially affect the Company’s business. Healthcare fraud and abuse laws, including “anti-kickback” statutes, relate to prohibitions on entities and individuals from presenting or causing to be presented claims for services that the individual or entity “knows or should know” were not provided as claimed and from making false statements or representations in applying for benefits or payments. The Company does not make any claims for reimbursement and is not involved in the making of claims for reimbursement. HIPAA applies to entities which receive or transmit any information where the identity of the individual is known. The Company does not receive such information for any individuals. Although these laws are applicable to the Company’s customers, the Company does not believe the risk related to customers’ compliance of these laws would result in a material effect on the Company’s business.
Management, page 56
26.	We note your disclosure on page 80 that describes additional positions that your directors currently hold but are not disclosed here. For example, in note one you disclose that Mr. Slezak is currently the trustee for AOQ Trust and managing member of Eagle Capital, which is the managing member of Alfa-Tech, LLC. Please expand your directors’ business backgrounds to include all current occupations. Refer to Item 401(e)(1) of Regulation S-K.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to pages 58-59 of Amendment No. 1.
27.	As a related matter, we note your disclosures here and on pages 79 and 80 that Mssrs. Slezak, Crisan and Nahirney are currently employed with entities that have previously purchased securities from your company. Given that these entities and persons beneficially own a significant portion of your outstanding securities and in light of the arrangement identified in the following comment, please explain to us why you have excluded from these directors’ business backgrounds an identification of such entities as affiliates of your company. Please refer to item 401(e)(1).
          The Company has revised the disclosure to address the Staff’s comment. Please refer to pages 58-59 of Amendment No. 1.
28.	We note your disclosure on page 56 that five of your seven directors were elected pursuant to an arrangement among you, your investors and your management stockholders or under the terms of your certificate of incorporation. Please describe these arrangements in more detail, including the specific terms for nominating and voting for the election of directors. Identify specifically which two directors were elected by holders of your Series C-2 and your Series D Convertible Preferred Stock and the other three directors elected pursuant to the

“arrangement.” Also, name the management stockholders who are a party to this arrangement, as required by Item 401(a).
          The Company has revised the disclosure to address the Staff’s comment. Please refer to page 60 of Amendment No. 1.
Board Committees, page 57
29.	We note your disclosure on page 82 regarding related-party transactions involving Bain Capital, Lurie Investments and their respective affiliates. Given that Mssrs. Nahirney and Slezak are members of your compensation committee and appear to be affiliated with these entities, please expand your disclosure here to provide the information required by Item 407(e)(4)(1)(C).
          The Company has revised the disclosure to address the Staff’s comment. Please refer to page 61 of Amendment No. 1.
Executive Compensation, page 60
Overview of Compensation Program, page 60
30.	Please explain under what circumstances your compensation committee recommends for approval of the board of directors the annual compensation of your executives. Also reconcile this disclosure with your disclosure on page 61 that your compensation committee “has the final authority regarding the overall compensation structure for” your executive officers.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to page 64 and page 65 of Amendment No. 1.
Role of Our Compensation Committee, page 60
31.	We note your disclosure on page 61 that your compensation committee considers recommendations from Mr. Moffitt regarding performance evaluations and setting compensation levels for your executives. Expand to state whether the compensation committee and ultimately the board of directors, if applicable, approved the recommendations made by Mr. Moffitt. If the compensation levels established by your board of directors were different from those recommended by your compensation committee, explain how they differed. Also disclose whether the recommendations of Mr. Moffitt were adopted without change by your compensation committee, or explain how they differed.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to page 65 of Amendment No. 1.
Annual Cash Compensation, page 61
32.	We note your disclosure here and on page 60 that you determine the amount of compensation paid to your executives and adjustments to your executives’ base salaries based on, among other factors, market increases and the amount of compensation paid by “similarly situated companies to their executives with similar roles and responsibilities.” Given your disclosure that you do not use a formal peer group or formal benchmarking, please expand to identify these other companies and define what you mean by “similarly situated” and

“similar roles and responsibilities.” Also specify how the amount of and adjustments to compensation paid to your executives relates to the data you have analyzed from the peer companies.
          The Company respectfully advises the Staff that the Company did not take into account “similarly situated companies to their executives with similar roles and responsibilities.” The Company has removed this statement and has revised the disclosure to reflect methods used to determine the amount of compensation paid to executive officers and to address the Staff’s comment. Please refer to page 65 of Amendment No. 1.
33.	Please expand your disclosure to describe the specific basis for increasing each named executive officers’ base salary for 2006, including the elements of individual performance taken into account. We note your disclosure that such adjustments were to align their salaries with their performance, increased experience, and changes in roles and responsibilities, which does not appear to sufficiently explain the reasons for each adjustment. See Item 402(b)(2)(viii) and (ix). Also expand to compare and discuss the differences in compensation among all of your executive officers, including amounts paid pursuant to other components of your compensation program.
          The Company respectfully advises the Staff that the reference to “market increases” was intended to relate to increases based on cost of living adjustments. The Company further advises the Staff that although the compensation committee takes into account executives’ performance and increased experience to the extent applicable, all adjustments to base salaries in 2006 related solely to cost of living adjustments. The Company has revised the disclosure to address the Staff’s comment and to clarify the reasons for the adjustments to base salary.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to pages 65-66 of Amendment No. 1.
Annual Cash Incentive Compensation, page 62
34.	We note your disclosure that the “compensation committee works with management to establish performance targets for the individual executive officers, and to review and approve individual performance criteria within the performance targets for the executive officers.” We also note that Section 3.2 of Exhibit 10.8 suggests that Mr. Moffitt must agree on his applicable performance goals. Please clarify the specific role of members of management in making compensation decisions, including the extent to which they have input regarding their own compensation. For example, do members of management establish their own performance goals or bonus targets and must these goals be agreed upon before being formally implemented? Please see Item 402(b)(2)(xv) of Regulation S-K. Also identify which performance goals and bonus targets referenced in your disclosure were agreed upon and which were set solely by the compensation committee.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to pages 66-67 of Amendment No. 1.
35.	We note your disclosure on page 63 that four of your named executives received a cash bonus based on partial achievement of their applicable performance targets. Please expand to describe the specific targets achieved and the targets that were not achieved with respect to each executive.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to pages 67-68 of Amendment No. 1.

36.	It is not apparent whether the management incentive bonus plan referenced in your disclosure is incorporated into the employment agreements of your executives or whether it is an independent agreement between you and your executives. Please explain.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to page 66 of Amendment No. 1.
Equity Incentive Compensation, page 63
Stock Option Awards, page 64
37.	Please disclose with specificity the basis for Mr. McGarrity’s stock option award, including any goals and achievements upon which it was based. See Item 402(b)(2)(v)-(vii). Also describe with specificity the performance-based milestones the achievement of which will accelerate vesting of these options.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to page 69 of Amendment No. 1.
Post-2006 Actions, page 67
38.	Please disclose Mr. Moody’s base salary and that he received a $15,000 sign-on bonus pursuant to the terms of his employment agreement. Also disclose the corporate performance milestones that will result in immediate vesting of the stock options granted to the executive officers named in this section.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to page 72 of Amendment No. 1.
Arrangements with Named Executive Officers, page 75
39.	We note that according to Section 3.1 of Exhibit 10.8, Mr. Moffitt’s base salary may not be reduced below $350,000. We also note that according to Section 3.2 of Exhibit 10.8, Mr. Moffitt’s target bonus under the senior management bonus plan may not be reduced below $150,000. Please expand your disclosure to include this information.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to page 80 of Amendment No. 1.
40.	We note your disclosure on pages 63 and F-20 that you and Mr. Moffitt entered into an “Amended Bonus Agreement” on March 16, 2006, pursuant to which he was recently paid a $2.3 million bonus. Please file a copy of this agreement as an exhibit to this registration statement.
          In response to the Staff’s comment, the Company has filed the Bonus Agreement, as amended, between the Company and Mr. Moffitt as Exhibit 10.22 to Amendment No. 1.
Non-Employee Director Compensation Table, page 78
41.	We note you have disclosed the consulting fees paid to Dr. Mirkin in the third column of your table. Since these fees were not paid for his services as a director, please revise this table to include such fees under the column captioned “All Other Compensation.” Please refer to Item 402(k)(2)(ii) and (vii).

          The Company has revised the disclosure to address the Staff’s comment. Please refer to page 83 of Amendment No. 1.
Certain Relationships and Related Party Transactions, page 81
42.	Please expand your disclosure here to provide the information required by Item 404(a), including the name of the related person and dollar amount of their interest, for each transaction involving your preferred stock since the beginning of fiscal year 2004. We note specifically your disclosure on page F-15 that you sold Series C-2 and Series D preferred stock to new and existing investors since the beginning of fiscal year 2004. We also note your disclosure on pages F-15, I-2 and II-3 that in September 2004 you exchanged outstanding Series A, B, and C preferred stock for Series C-2 preferred stock and also converted warrants to acquire Series B and C preferred stock into warrants to acquire shares of Series C-2 preferred stock. Please note that disclosure is required if a transaction resulted in the person becoming a 5% shareholder or continues after that date, such as through the ongoing receipt of payments. See Telephone Interpretation Manual, Section I, No. 41. Item 404(a) also requires disclosure of transactions since the beginning of fiscal year 2004 between you and any person who was an executive officer, director, or immediate family member at any time during that period. See Instruction 1.a. to Item 404(a).
          The Company has revised the disclosure to address the Staff’s comment. Please refer to page 88 and pages 90-93 of Amendment No. 1.
43.	We note your disclosure on pages 30 and 32 that “certain existing investors” extended you $1.3 million in bridge loans prior to the closing of your Series D financing, which amount was converted in shares of your Series D Convertible Preferred Stock. Please revise to identify these investors and to provide the information required by Item 404(a)(5). Provide similar disclosure with respect to short-term notes you issued to existing stockholders in 2005 and 2006, which transaction is identified on page F-11. Also, please file copies of the agreements that pertain to the bridge loans and 2006 note transaction as exhibits to this registration statement.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to page 34 and page F-11 of Amendment No. 1. In response to the Staff’s comment, the Company has filed Exhibit 10.27 and Exhibit 10.28 to Amendment No. 1, the Note and Warrant Purchase Agreement, dated December 9, 2005 in the principal amount of $5,000,000 between the Company and Lurie Investment Fund, L.L.C. and the Note Purchase Agreement, dated March 15, 2006 in the principal amount of $1,250,000 between the Company and Lurie Investment Fund, L.L.C., respectively.
44.	Please expand your disclosure in an appropriate section of the prospectus to identify and describe the indemnification agreements you intend to enter into with your officers and directors.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to pages 62-63 of Amendment No. 1.
Second Amended and Restated Stockholders’ Agreement, page 82
45.	Please expand your disclosure here to include the information required by Item 404(a)(1), (4), and (6).
          The Company has revised the disclosure to address the Staff’s comment. Please refer to page 87 of Amendment No. 1.

Policies and Procedures for Related Party Transactions, page 83
46.	Please expand your disclosure here to describe in more detail your policies and procedures for the review, approval, or ratification of related party transactions. For example, define what you consider to be a “related party transaction” and describe the information that must be presented to your audit committee and such committee’s standard of review. Also describe any procedures in the event that a member of your audit committee has an interest in the proposed transaction.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to page 94 of Amendment No. 1.
Underwriting, page 94
47.	We note that your underwriters expect to sell your common stock to accounts over which they exercise discretionary authority. Please confirm to us that you will include in your prospectus the identity of these underwriters prior to circulating any version of this registration statement. Please see Item 508(j) of Regulation S-K.
          The Company confirms that any preliminary prospectus circulated to prospective investors will include the identity of each underwriter that expects to sell the Company’s common stock to accounts over which it exercises discretionary authority.
48.	According to a press release dated May 16, 2006 on your Web site and the signature page to Exhibit 10.4, Allen & Company invested in your Series D preferred stock financing. Given that Allen & Company will be underwriting this public offering, please tell us the amount of securities purchased and whether they still hold such securities. Also tell us whether Allen & Company is a party to the investors’ rights agreements referenced in your disclosure and describe any rights they have pursuant to such agreements, including rights that pertain to the nomination and election of directors.
          The Company respectfully advises the Staff that in connection with Allen & Company LLC’s investment in the Company’s Series D Convertible Preferred Stock financing, Allen & Company LLC purchased for its own account 4,571,429 shares of the Company’s Series D Convertible Preferred Stock and 802,005 warrants to purchase the Company’s Series D Convertible Preferred Stock. As consideration for its role as placement agent for the offering, Allen & Company LLC also received warrants to purchase 4,123,131 shares of the Company’s Series D Convertible Preferred Stock. Allen & Company LLC still owns such securities.
          Allen & Company LLC is a party to the Amended and Restated Registration Rights Agreement and has certain rights with respect to the registration of shares of the Company’s common stock under the Securities Act. See “Certain Relationships and Related Party Transactions — Registration Rights Agreement” on page 87 of Amendment No. 1.
          Allen & Company LLC is also a party to the Second Amended and Restated Stockholders’ Agreement. Under the terms of the Company’s amended and restated certificate of incorporation in effect prior to the closing of this offering, the holders of outstanding shares of the Company’s Series C-2 Convertible Preferred Stock and Series D Convertible Preferred Stock, each respectively voting as a class, are each entitled to elect two members of the Company’s board of directors. The Second Amended and Restated Stockholders Agreement and the board composition provisions of the

Company’s amended and restated certificate of incorporation will be terminated upon the closing of this offering.
Financial Statements, page F-1
49.	Please update the financial statements as required by Rule 3-12 of Regulation S-X and include an updated accountant’s consent in any amended filings.
          The Company acknowledges the Staff’s comment and confirms that it will update the financial statements as required by Rule 3-12 of Regulation S-X. The Company further acknowledges that all amendments to the Registration Statement will contain a currently dated consent of the Company’s independent registered public accounting firm. Amendment No. 1 contains a currently dated accountant’s consent as Exhibit 23.1.
Balance Sheets, page F-3
50.	We note that conversion of all the outstanding Series B, C, C-2 and D convertible preferred stock into common stock will be effective prior to the closing of the offering. Tell us your consideration of providing pro forma information that shows the effect of the conversion.
          The Company respectfully advises the Staff that the Company intends to provide pro forma information showing the effect of the conversion of all outstanding Series B, C, C-2 and D convertible preferred stock into common stock in connection with the implementation of a reverse stock split of the Company’s common stock immediately following the conversion. The Company expects to include this information in an amendment prior to circulating a preliminary prospectus.
Statement of Cash Flows, page F-6
51.	We note that you sold Series D convertible preferred stock for a total consideration of $53,310,465. Please reconcile this to the amount of proceeds from the issuance of Series D convertible preferred stock of $46,793,897 shown in your statements of cash flows.
          The Company respectfully advises the Staff that the proceeds associated with the issuance of our Series D Convertible Preferred Stock of $53,310,465 were received from the direct sale of Series D Convertible Preferred Stock for cash in 2006 as well as the proceeds from the conversion of bridge financing notes received in 2005 and 2006 plus the interest accrued on such notes. The statement of cash flows on page F-6 presents a) $46,793,897 of cash proceeds from the sale of the Series D Convertible Preferred Stock in 2006 and b) cash proceeds of $6,339,210 from related party notes payable issued in late 2005 and early 2006 that were intended for and subsequently converted into Series D Convertible Preferred Stock, along with the accrued interest of $177,358 on such notes. The sum of these amounts equals the total $53,310,465 of proceeds for the issuance of the Series D Convertible Preferred Stock.
Statement of Stockholders’ Deficit, page F-5
52.	Revise to disclose the date and number of shares of stock issued for cash or other consideration for each transaction since inception. Refer to paragraph 11(d) to SFAS 7. Alternatively, please tell us how your current disclosure meets the requirements of paragraph 11 or why such disclosure is not required.

          The Company respectfully advises the Staff that paragraph 11(d) of SFAS No. 7 requires disclosure of certain information in the basic financial statements, such as the date and number of shares issued, the per share and total amounts of the consideration received and the nature of any non-cash consideration received. The required disclosures are included in the Statement of Stockholders’ Deficit and the Notes to the Financial Statements, or were deemed immaterial. Specifically, three transactions comprise over 99 percent of the issued and outstanding common shares of the Company’s stock and each of these three transactions is disclosed as a separate line item in the Statement of Stockholders’ Deficit with additional discussion in the Notes to the Financial Statements as follows:
a.)	As described in Note 1, upon incorporation 15,150,000 shares of the Company’s common stock were issued to the founders in exchange for their shares of Nanosphere LLC, an entity whose only recorded asset was a checking account with a balance of $12,036. Given the very early stage of the Company’s development when these shares were issued, such shares were deemed to have per share value of zero.

b.)	As described in Note 7, in May 2000, the Company entered into a license agreement with Northwestern University in exchange for 97,881 shares of the Company’s common stock. Given the very early stage of the Company’s development when these shares were issued, such shares were deemed to have a per share value of zero, and therefore the license agreement was recorded by the Company at a purchase price of zero.

c.)	As described in Note 4, on March 16, 2006, the Company issued 8,000,000 shares of its common stock to its Chief Executive Officer at a price of $0.18 per share. The consideration for this common stock issuance was a note payable by the Chief Executive Officer to the Company in the amount of $1,440,000. This note was repaid on August 10, 2007.
          The remaining 68,275 shares of common stock issued represent the exercise of stock options, which occurred in eight separate transactions. These amounts are similar in nature and are therefore grouped by the period in which they occur. As such shares represent less than one percent of the outstanding common shares, and provided equity proceeds of approximately $35,000, such issuances were deemed immaterial to show separately in the Statement of Stockholders’ Deficit.
Note 4. Related Party Transactions, page F-10
53.	We note in 2006, the Company issued to existing stockholders short term notes for total proceeds of $1,320,148 along with $5,019,062 of similar notes issued in 2005. Related party notes payable should be separately disclosed on the face of the balance sheet. Refer to Article 4-08(k) of Regulation S-X. Please revise accordingly.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to page F-3 of Amendment No. 1.
Note 5. Equity Incentive Plan, page F-11
54.	Provide us with an itemized chronological schedule detailing each issuance of your common shares, preferred shares, stock options and warrants since August 2006 through the date of your response. Include the following information for each issuance or grant date:

•	Number of shares issued or issuable in the grant

•	Purchase price or exercise price per share

•	Any restriction or vesting terms

•	Management’s fair value per share estimate

•	How management determined the fair value estimate

•	Identity of the recipient and relationship to the company

•	Nature and terms of any concurrent transactions with the recipient

•	Amount of any recorded compensation element and accounting literature relied upon to support the accounting.
In the analysis requested above, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Please provide us with a chronological bridge of management’s fair value per share determinations to the current estimated IPO price per share. Also, indicate when discussions were initiated with your underwriter(s) about possible offering price ranges. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.
          The Company is providing the Staff supplementally with a response and schedule of this requested information, attached as Appendix 2.
Note 7. License Agreements, page F-14
55.	To assist a reader in understanding the license agreement with Northwestern University, please disclose all the major terms of this agreement. For example, please discuss the royalty terms and rates or tell us why you believe additional disclosure is not required.
          The Company respectfully advises the Staff that the Company has requested confidential treatment for the license agreement with Northwestern University including terms related to specific royalty rates. The Company has revised the disclosure to address the Staff’s comment to discuss all other major terms of this agreement. Please refer to pages F-14-F-15 and Exhibit 10.16 of Amendment No. 1.
56.	We also note that you recorded $5.2 million in initial license fees and patents which were recorded as intangible assets as of March 31, 2007. Please tell us more about these intangible assets. Specifically how they were valued and where you are in the process of obtaining FDA approval. Refer to SFAS 142 in your response.
          The Company respectfully advises the Staff that the $5.2 million of initial license fees and patent costs recorded as of March 31, 2007 is comprised of $3.4 million of capitalized patent costs and $1.8 million of license fees. The patent costs represent the legal fees associated with the Company’s applications for patents in the United States and in foreign countries on various technologies developed internally within the Company or jointly with others. These patent related costs primarily relate to the core technology embedded in and related to the Company’s products. The license fees relate to technology licensed from others and is primarily related to specific diagnostic test products, although about 25% of the capitalized license fees relates to licensed technologies utilized in the Company’s diagnostic instruments.

          Paragraph 9 of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” requires that “an intangible asset that is acquired either individually or with a group of other assets (but not those acquired in a business combination) shall be initially recognized and measured based on its fair value.” All of the Company’s intangible assets are initially valued at the cash cost paid to the legal firms that assist the Company in managing its intellectual property, in the case of patent costs, or, in the case of license fees, the fees paid to the owner of the license for upfront or license origination fees that are both non-refundable and non-creditable against any future royalties.
          Consistent with paragraph 14 of SFAS No. 142, which requires that “an entity ... evaluate the remaining useful life of an intangible asset that is being amortized each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization,” and paragraph 15 of SFAS No. 14, which states “An intangible asset that is subject to amortization shall be reviewed for impairment. ... An impairment loss shall be recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value.” The Company periodically reviews and monitors its portfolio of patents and licenses to identify any such patent, patent application or license agreement which has been abandoned or the underlying technology is no longer being utilized by the Company and will write off any unamortized asset value associated with any such patent, patent application or license. Through June 30, 2007, the Company has written-off $505,606 of patent costs based on such reviews. Further consideration is also periodically given to the remaining useful life of the technology associated with the patent or license. If it is determined that such technology is unlikely to realize benefits for the Company for a period extending throughout the original useful life, the Company will make adjustments to the amortization period to amortize any remaining unamortized asset balance over the revised (shortened) useful life determined by the periodic review.
          As indicated above, a majority of the capitalized intangible assets relate to the core technology embedded in or related to the Company’s products and/or technologies related to the Company’s diagnostic instruments. The Company received 510(k) clearance from the FDA for the Verigene System and it warfarin metabolism assay on September 17, 2007. The remaining balance of intangible assets relates to license fees associated with other diagnostic test products that are still in the development stage for which the Company has not yet sought FDA clearance.
Part II
Item 16. Exhibits and Financial Statement Schedules, page II-3
57.	Please file as exhibits to this registration statement the stock purchase agreements for your Series C-2 and Series D Convertible Preferred Stock financings.
          In response to the Staff’s comment, the Company has filed Exhibit 10.23 and Exhibit 10.24 to Amendment No. 1, the Series C-2 Preferred Stock Purchase Agreement and the Series D Preferred Stock and Warrant Purchase Agreement, respectively.
58.	We understand that you will be requesting confidential treatment for portions of exhibits to your registration statement. We will review and provide any comments on your request separately. Please resolve all comments regarding your request prior to requesting effectiveness of this registration statement. Please also mark each exhibit in your exhibit list that is subject to your confidential treatment request.
          The Company submitted to the SEC on August 31, 2007 a confidential treatment request for Exhibit 10.16 and Exhibit 10.17 to the Registration Statement. The Company acknowledges the

Staff’s comment and understands that its applications for confidential treatment of certain portions of Exhibit 10.16 and Exhibit 10.17 must be complete and resolved before the Company submits its request for the effectiveness of the Registration Statement. The Company has identified the exhibits on the exhibit list that are subject to the confidential treatment request.
Item 17. Undertakings, page II-4
59.	Please include the full undertakings referenced in (3) and (4). Please refer to Item 512(a)(5)(ii) and (a)(6).
          The Company respectfully advises the Staff it has added this disclosure on pages II-5-II-6 of Amendment No. 1.
* * * * * * * * * *
The Company respectfully requests the Staff’s assistance in completing the review of Amendment No. 1 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 1 or this response letter to Esteban A. Ferrer at (203) 961-7444 or me at (213) 683-6159.
Sincerely,
/s/ Ann Lawrence
Ann Lawrence
for PAUL, HASTINGS, JANOFSKY & WALKER LLP
Attachments

cc:	Dennis Hult, Securities and Exchange Commission
Angela Crane, Securities and Exchange Commission
William P. Moffitt III, Nanosphere, Inc.
J. Roger Moody, Jr., Nanosphere, Inc.
Esteban Ferrer, Paul, Hastings, Janofsky & Walker LLP